Exhibit B-1(d)

                      LESSEE'S CONSENT

      Pursuant to Section 33(b) of the Fuel Lease, dated as of February 24, 1989, between River Fuel Funding Company #3, Inc. ("Lessor") and System Energy Resources, Inc. ("Lessee"), Lessee hereby consents to Lessor's execution and delivery of two separate Note Purchase Agreements, each dated as of January 30, 1998, with Metroplitan Life Insurance Company and Nationwide Life Insurance Company, respectively, as Purchasers, relating to the issue and sale of $25,000,000 original aggregate principal amount of Lessor's Intermediate Term Secured Notes, 6.44 % Series C due February 15, 2001.

                              SYSTEM ENERGY RESOURCES, INC.



                          By:      /s/ William J. Regan, Jr.
                                  William J. Regan, Jr.
                                      Vice President

Dated:  January 30, 1998